UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

____

For the quarterly period ended March 31, 2008

Commission file number 1- 12874

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

____

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40- F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ______ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ______ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

INDEX

ITEM 1 -   FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Corporation

We have reviewed the consolidated balance sheet of Teekay Corporation and subsidiaries as of March 31, 2008, the related consolidated statements of income for the three months ended March 31, 2008 and 2007, and the related consolidated statements of cash flows for the three months ended March 31, 2008 and 2007. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with United States generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Corporation and subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended (not presented herein), and in our report dated March 9, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada,   /s/ ERNST & YOUNG LLP
May 13, 2008   Chartered Accountants

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share amounts)

| | Three Months Ended March 31 | |
| | 2008 | 2007 |
	$	$
REVENUES	736,391	578,395
OPERATING EXPENSES		
Voyage expenses	168,723	118,939
Vessel operating expenses	145,443	97,441
Time-charter hire expense	144,921	98,501
Depreciation and amortization (*note 17*)	97,707	79,263
General and administrative	67,671	58,797
Gain on sale of vessels and equipment (*note 11*)	(496)	-
Restructuring charge (*note 12*)	1,500	-
Total operating expenses	625,469	452,941
Income from vessel operations	110,922	125,454
OTHER ITEMS		
Interest expense	(87,188)	(60,383)
Interest income	18,359	16,168
Foreign exchange loss (*note 6*)	(29,483)	(5,888)
Minority interest income (expense)	3,472	(5,640)
Other - net (*note 12*)	(904)	6,664
Total other items	(95,744)	(49,079)
Net income	15,178	76,375
Per common share amounts		
• Basic earnings (*note 15*)	0.21	1.04
• Diluted earnings (*note 15*)	0.21	1.02
• Cash dividends declared	0.2750	0.2375
Weighted average number of common shares (*note 15*)		
• Basic	72,644,397	73,129,585
• Diluted	73,435,167	74,545,165

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at March 31, 2008 $	As at December 31, 2007 $
ASSETS		
Current		
Cash and cash equivalents *(note 6)*	555,673	442,673
Restricted cash – current *(note 7)*	36,343	33,479
Accounts receivable	289,324	262,420
Vessels held for sale *(note 11)*	42,704	79,689
Net investment in direct financing leases – current	21,851	22,268
Prepaid expenses	119,834	126,761
Other assets	49,449	50,097
Total current assets	1,115,178	1,017,387
Restricted cash – long term *(note 7)*	663,471	652,717
Vessels and equipment *(note 6)*		
At cost, less accumulated depreciation of $1,104,651 (2007 - $1,061,619)	5,463,227	5,295,751
Vessels under capital leases, at cost, less accumulated depreciation of $82,293 (2007 – $74,442) *(note 7)*	926,338	934,058
Advances on newbuilding contracts *(note 9)*	682,178	617,066
Total vessels and equipment	7,071,743	6,846,875
Net investment in direct financing leases	73,520	78,908
Investment in joint ventures *(note 9)*	136,508	135,515
Derivative instruments *(note 14)*	51,930	39,148
Loans to joint ventures	359,288	366,716
Other non-current assets	219,652	228,345
Intangible assets – net *(note 4)*	267,769	259,952
Goodwill *(note 4)*	447,323	434,590
Total assets	10,406,382	10,060,153
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable	95,019	89,691
Accrued liabilities	331,971	274,944
Current portion of long-term debt *(note 6)*	383,795	324,082
Current obligation under capital leases *(note 7)*	154,257	150,791
Current portion of in-process revenue contracts *(note 4)*	78,242	82,704
Total current liabilities	1,043,284	922,212
Long-term debt *(note 6)*	4,866,232	4,578,908
Long-term obligation under capital leases *(note 7)*	717,631	706,489
Derivative instruments *(note 14)*	263,551	129,079
Deferred income tax	80,701	77,023
Asset retirement obligation	25,028	24,549
In-process revenue contracts *(note 4)*	188,191	205,429
Other long-term liabilities	198,949	201,100
Total liabilities	7,383,567	6,844,789
Commitments and contingencies *(notes 7, 9 and 14)*		
Minority interest	487,357	527,494
Stockholders' equity		
Common stock and additional paid in capital ($0.001 par value; 725,000,000 shares authorized; 72,303,163 shares outstanding (2007 - 72,772,529); 72,802,363 shares issued (2007 - 95,327,329)) *(note 8)*	628,221	628,786
Retained earnings	2,142,489	2,163,189
Accumulated other comprehensive loss *(note 13)*	(235,252)	(104,105)
Total stockholders' equity	2,535,458	2,687,870
Total liabilities and stockholders' equity	10,406,382	10,060,153

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2008 $	Three Months Ended March 31, 2007 $
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net income	15,178	76,375
Non-cash items:		
Depreciation and amortization	97,707	79,263
Amortization of in-process revenue contracts	(21,158)	(23,484)
Gain on sale of marketable securities	(2,708)	(1,817)
Gain on sale of vessels and equipment	(496)	-
Loss on repurchase of bonds	598	-
Equity income (net of dividends received: March 31, 2008 and 2007 - $nil)	3,220	1,595
Income taxes	2,726	(4,082)
Employee stock option compensation	2,606	2,225
Foreign exchange loss and other – net	33,491	20,329
Change in non-cash working capital items related to operating activities	(38,821)	(50,890)
Expenditures for drydocking	(6,240)	(12,567)
Distribution from subsidiaries to minority owners	(13,110)	(5,724)
Net operating cash flow	72,993	81,223
FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	565,324	591,329
Debt issuance costs	(3,406)	(2,547)
Repayments of long-term debt	(253,773)	(227,549)
Repayments of capital lease obligations	(2,241)	(2,185)
Repayment of loans from joint venture partner	(535)	(3,653)
Decrease / (increase) in restricted cash	2,651	(81,078)
Net proceeds from sale of Teekay Offshore Partners L.P. units	-	(1,449)
Net proceeds from sale of Teekay Tankers Ltd. units	(892)	-
Issuance of Common Stock upon exercise of stock options	326	16,750
Repurchase of Common Stock (*note 8*)	(20,512)	(3,035)
Cash dividends paid	(20,013)	(17,344)
Net financing cash flow	266,929	269,239
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(292,917)	(187,883)
Proceeds from sale of vessels and equipment	36,630	-
Purchases of marketable securities	(520)	(88,233)
Proceeds from sale of marketable securities	7,283	12,782
Investment in joint ventures	(1,258)	(1,253)
Loans to joint ventures	(3,085)	(61,601)
Investment in direct financing lease assets	(17)	(1,725)
Direct financing lease payments received	5,822	5,056
Other investing activities	21,140	(805)
Net investing cash flow	(226,922)	(323,662)
Increase in cash and cash equivalents	113,000	26,800
Cash and cash equivalents, beginning of the period	442,673	343,914
Cash and cash equivalents, end of the period	555,673	370,714

Supplemental cash flow information (*note 5*)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)

1.   Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. They include the accounts of Teekay Corporation (or *Teekay*), which is incorporated under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the *Company*). Certain information and footnote disclosures required by United States generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2007. In the opinion of management, these financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.   Segment Reporting

The Company has four reportable segments: its offshore segment, its fixed-rate tanker segment, its liquefied gas segment, and its spot tanker segment. The Company's offshore segment consists of shuttle tankers, floating production storage and offloading (or *FPSO*) units and floating storage and offtake (or *FSO*) units. The Company's fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company's liquefied gas segment consists of liquefied natural gas (or *LNG*) carriers and liquefied petroleum gas (or *LPG*) carriers. The Company's spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

The following tables present results for these segments for the three months ended March 31, 2008 and 2007:

Three months ended March 31, 2008	Offshore Segment ($000's)	Fixed-Rate Tanker Segment ($000's)	Liquefied Gas Segment ($000's)	Spot Tanker Segment ($000's)	Total ($000's)
Revenues	258,788	60,815	56,132	360,656	736,391
Voyage expenses	38,901	680	150	128,992	168,723
Vessel operating expenses	86,353	16,370	11,623	31,097	145,443
Time charter hire expense	35,475	11,720	-	97,726	144,921
Depreciation and amortization	46,074	9,673	14,195	27,765	97,707
General and administrative [(1)]	27,682	5,667	5,611	28,711	67,671
Gain on sale of vessels and equipment	-	-	-	(496)	(496)
Restructuring charge	-	1,500	-	-	1,500
Income from vessel operations	24,303	15,205	24,553	46,861	110,922

Three months ended March 31, 2007	Offshore Segment ($000's)	Fixed-Rate Tanker Segment ($000's)	Liquefied Gas Segment ($000's)	Spot Tanker Segment ($000's)	Total ($000's)
Revenues	248,875	44,589	37,477	247,454	578,395
Voyage expenses	28,726	560	5	89,648	118,939
Vessel operating expenses	62,714	11,690	6,458	16,579	97,441
Time charter hire expense	41,317	3,837	-	53,347	98,501
Depreciation and amortization	45,722	8,468	10,794	14,279	79,263
General and administrative [(1)]	25,506	4,476	5,199	23,616	58,797
Income from vessel operations	44,890	15,558	15,021	49,985	125,454

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(all tabular amounts stated in thousands of U.S. dollars, except share data)

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	March 31, 2008 $	December 31, 2007 $
Offshore segment	3,238,875	3,187,635
Fixed-rate tanker segment	827,666	795,775
Liquefied gas segment	3,104,381	3,011,758
Spot tanker segment	2,052,647	1,966,166
Cash and restricted cash	558,927	446,102
Accounts receivable and other assets	623,886	652,717
Consolidated total assets	10,406,382	10,060,153

3. Acquisition of 50% of OMI Corporation

On June 8, 2007, the Company and A/S Dampskibsselskabet TORM (or *TORM*) acquired, through a jointly-owned subsidiary all of the outstanding shares of OMI Corporation (or *OMI*). The Company and TORM divided most of OMI's assets equally between the two companies in August 2007. The price of the OMI assets acquired or to be acquired by the Company was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. The Company funded its portion of the acquisition with a combination of cash and borrowings under existing revolving credit facilities and a new $700 million credit facility.

The Company believes that this acquisition further enhances its position as a leading operator of medium-size tankers and the Company expects that the acquisition will improve the utilization of its existing vessels. This has contributed to the recognition of goodwill.

The Company acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers from OMI. Teekay also assumed OMI's in-charters of an additional six Suezmax tankers and OMI's third-party asset management business (principally the Gemini pool). The Company and TORM continue to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.

The assets acquired from OMI on August 1, 2007 are reflected in the Company's consolidated financial statements from that date. The acquisition of OMI has been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities are being determined with the assistance of third-party valuation specialists. The Company expects this work to be completed during the second quarter of 2008. As such, certain estimates of fair value are preliminary and are subject to further adjustment.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed by the Company at August 1, 2007:

	Original at August 1, 2007 $	Revisions $	Revised at August 1, 2007 $
ASSETS			
Cash, cash equivalents and short-term restricted cash	577	-	577
Other current assets	67,159	(40,331)	26,828
Vessels and equipment	923,670	-	923,670
Other assets – long-term	6,820	31,680	38,500
Investment in joint venture	64,244	5,785	70,029
Intangible assets subject to amortization	60,540	8,407	68,947
Goodwill (spot tanker segment)	31,961	16,852	48,813
Total assets acquired	1,154,971	22,393	1,177,364
LIABILITIES			
Current liabilities	21,006	(1,429)	19,577
Other long-term liabilities	-	15,873	15,873
In-process revenue contracts	25,402	(3,811)	21,591
Total liabilities assumed	46,408	10,633	57,041
Net assets acquired (cash consideration)	1,108,563	11,760	1,120,323

(all tabular amounts stated in thousands of U.S. dollars, except share data)

4. Goodwill, Intangible Assets and In-Process Revenue Contracts

Goodwill

The changes in the carrying amount of goodwill for the three months ended March 31, 2008 for the Company's reporting segments are as follows:

	Offshore Segment $	Fixed-Rate Tanker Segment $	Liquefied Gas Segment $	Spot Tanker Segment $	Total $
Balance as of December 31, 2007	359,231	3,648	35,631	36,080	434,590
Adjustment to goodwill acquired (note 3)	-	-	-	12,733	12,733
Balance as of March 31, 2008	359,231	3,648	35,631	48,813	447,323

Intangible Assets

As at March 31, 2008, the Company's intangible assets consisted of:

	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(71,411)	52,839
Time-charter contracts	15.5	243,427	(43,250)	200,177
Other intangible assets	2.8	20,097	(5,344)	14,753
	13.1	387,774	(120,005)	267,769

As at December 31, 2007, the Company's intangible assets consisted of:

	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(68,895)	55,355
Time-charter contracts	16.0	232,049	(37,374)	194,675
Other intangible assets	5.0	10,797	(875)	9,922
	13.7	367,096	(107,144)	259,952

Aggregate amortization expense of intangible assets for the three months ended March 31, 2008 and 2007 was $12.9 million and $6.5 million, respectively. Amortization of intangible assets for the five fiscal years subsequent to 2007 is expected to be $32.1 million (remainder of 2008), $34.7 million (2009), $27.7 million (2010), $26.6 million (2011), $22.5 million (2012), and $124.2 million (thereafter).

In-Process Revenue Contracts

As part of the Company's acquisitions of Petrojarl ASA (or *Petrojarl*) in 2006 and 50% of OMI in 2007, the Company assumed certain FPSO service contracts and charter-out contracts with terms that are less favorable than prevailing market terms at the time of acquisition. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.

Amortization of these in-process revenue contracts for the three months ended March 31, 2008 and 2007 was $21.2 million and $23.5 million, respectively. Amortization for the next five years is expected to be $61.0 million (remainder of 2008), $66.6 million (2009), $58.3 million (2010), $34.7 million (2011), $20.4 million (2012) and $25.4 million thereafter.

5. Supplemental Cash Flow Information

During the three months ended March 31, 2007, the Company took delivery of two leased LNG carriers that are being accounted for as capital leases. The present value of the minimum lease payments for these vessels on delivery was $310.5 million. These transactions were treated as non-cash transactions in the Company's consolidated statement of cash flows.

(all tabular amounts stated in thousands of U.S. dollars, except share data)

6. Long-Term Debt

	March 31, 2008 $	December 31, 2007 $
Revolving Credit Facilities	2,501,712	2,393,967
Senior Notes (8.875%) due July 15, 2011	236,488	246,059
USD-denominated Term Loans due through 2021	2,018,667	1,801,826
Euro-denominated Term Loans due through 2023	476,392	443,992
USD-denominated Unsecured Demand Loan	16,768	17,146
	5,250,027	4,902,990
Less current portion	383,795	324,082
	4,866,232	4,578,908

As of March 31, 2008, the Company had twelve long-term revolving credit facilities (or the *Revolvers*) available, which, as at such date, provided for borrowings of up to $3,633.5 million, of which $1,131.8 million was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2008 and December 31, 2007, the margins ranged between 0.50% and 0.75% and the three-month LIBOR was 2.69% and 4.70%, respectively. The total amount available under the Revolvers reduces by $163.2 million (remainder of 2008), $188.5 million (2009), $196.0 million (2010), $781.6 million (2011), $214.1 million (2012) and $2,090.1 million (thereafter). All of the Revolvers are collateralized by first-priority mortgages granted on 62 of the Company's vessels, together with other related collateral, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The 8.875% Senior Notes due July 15, 2011 (or the *8.875% Notes*) rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to Teekay's existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the three months ended March 31, 2008, the Company repurchased $9.5 million principal amount of the 8.875% Notes (see also Note 12).

The Company has sixteen U.S. Dollar-denominated term loans outstanding, which, as at March 31, 2008, totaled $2,018.7 million. Certain of the term loans with a total outstanding principal balance of $512.7 million as at March 31, 2008, bear interest at a weighted-average fixed rate of 5.10%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2008 the margins ranged between 0.3% and 1.0% and the three-month LIBOR was 2.69%. The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of newbuilding vessels financed with the loans, and fourteen of the term loans also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-preferred mortgages on 35 of the Company's vessels, together with certain other collateral. In addition, all but $100.9 million (December 31, 2007 - $103.8 million) of the outstanding term loans are guaranteed by Teekay or its subsidiaries.

The Company has two Euro-denominated term loans outstanding, which, as at March 31, 2008 totaled 302.4 million Euros ($476.4 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2008, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR was 4.4%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company's vessels, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized unrealized foreign exchange losses of $29.5 million and $5.9 million during the three months ended March 31, 2008 and 2007, respectively.

The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at March 31, 2008, totaled $15.6 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.

Among other matters, the Company's long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at March 31, 2008 and December 31, 2007, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at March 31, 2008 and December 31, 2007, this amount was $322.7 million and $299.0 million, respectively.

(all tabular amounts stated in thousands of U.S. dollars, except share data)

7. Capital Leases and Restricted Cash

Capital Leases

Suezmax Tankers. As at March 31, 2008, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at March 31, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $230.6 million, including imputed interest of $19.4 million, repayable as follows:

Year	Commitment
2008	$129.7 million
2009	$8.5 million
2010	$8.4 million
2011	$84.0 million

RasGas II LNG Carriers. As at March 31, 2008, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the *RasGas II LNG Carriers*) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or *RasGas II*), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carrier capital leases include the Company's joint venture partner's 30% share.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company would be required to pay termination sums to the lessor sufficient to repay the lessor's investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. The Company's interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 14). As at March 31, 2008, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $622.1 million, repayable as follows:

Year	Commitment
2008	$18.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
Thereafter	$977.1 million

Spanish-Flagged LNG Carriers. As at March 31, 2008, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a "Spanish tax lease." Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at March 31, 2008, the commitments under this capital lease, including the purchase obligation, approximated 141.7 million Euros ($223.4 million), including imputed interest of 20.1 million Euros ($31.7 million), repayable as follows:

Year	Commitment
2008	24.4 million Euros ($38.5 million)
2009	25.6 million Euros ($40.4 million)
2010	26.9 million Euros ($42.4 million)
2011	64.8 million Euros ($102.1million)

FPSO Units. As at March 31, 2008, the Company was a party, as lessee, to capital leases on one FPSO unit, the *Petrojarl Foinaven*, and the topside production equipment for another FPSO unit, the *Petrojarl Banff*. However, the Company has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed the Company's liability for making the remaining periodic payments due under the long-term charters (or *Defeased Rental Payments*) and termination payments under the leases.

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The Defeased Rental Payments for the *Petrojarl Foinaven* are based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. Because interest rates currently are below 8% per annum, the Company has recorded a liability equal to the fair value of the future additional required rental payments, which will be amortized into earnings using the effective interest rate method. As at March 31, 2008, the unamortized liability was $15.5 million.

As is typical for these types of leasing arrangements, the Company has indemnified the lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.

Restricted Cash

Under the terms of the capital leases for the four LNG carriers described above in this Note 7, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from the Company's joint venture partner (see Note 6). The interest rates earned on the deposits approximate the interest rates implicit in the applicable leases.

As at March 31, 2008 and December 31, 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $489.8 million and $492.2 million, respectively. As at March 31, 2008 and December 31, 2007, the weighted-average interest rate earned on the deposits was 5.3%.

As at March 31, 2008 and December 31, 2007, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 124.4 million Euros ($196.0 million) and 122.8 million Euros ($179.2 million), respectively. As at March 31, 2008 and December 31, 2007, the weighted-average interest rate earned on these deposits was 5.0%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $14.0 million and $14.8 million as at March 31, 2008 and December 31, 2007, respectively.

8. Capital Stock

The authorized capital stock of Teekay at March 31, 2008 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During the three months ended March 31, 2008, the Company issued 0.01 million shares upon exercise of stock options, and repurchased 0.5 million shares for a total cost of $20.5 million. At March 31, 2008 there was no remaining share repurchase authorization. As at March 31, 2008, Teekay had 72,802,363 shares of Common Stock (2007 – 95,327,329) and no shares of Preferred Stock issued. As at March 31, 2008, Teekay had 72,303,163 shares of Common Stock outstanding (2007 – 72,772,529).

As at March 31, 2008, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the *Plans*) 6,422,206 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. During the three months ended March 31, 2008, the Company granted options under the Plans to acquire up to 1,443,900 shares of Common Stock to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All outstanding options expire between June 13, 2008 and March 7, 2018, ten years after the date of each respective grant.

During March 2008, the Company granted 10,500 shares of restricted stock awards with a fair value of $0.4 million, based on the quoted market price, to certain of the Company's directors. The shares of restricted stock are issued when granted and are subject to potential forfeiture. If at any time during the three-year period after the date of grant a recipient of these shares ceases to be a director of the Company, the shares of restricted stock that remain subject to forfeiture must be returned to the Company. These shares of restricted stock are released from this forfeiture provision equally over three years.

9. Commitments and Contingencies

a) Vessels Under Construction

As at March 31, 2008, the Company was committed to the construction of ten Suezmax tankers, three LPG carriers, one product tanker and four shuttle tankers scheduled for delivery between May 2008 and July 2011, at a total cost of approximately $1.3 billion, excluding capitalized interest. As at March 31, 2008, payments made towards these commitments totaled $336.5 million (excluding $30.9 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $843.2 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $151.9 million through incremental debt or surplus cash balances, or a combination thereof. As at March 31, 2008, the remaining payments required to be made under these newbuilding contracts were $313.3 million (2008), $287.8 million (2009), $230.8 million (2010) and $163.2 million (2011).

(all tabular amounts stated in thousands of U.S. dollars, except share data)

As at March 31, 2008, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and March 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time-charter contracts. All amounts below include the joint venture partner's 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at March 31, 2008, payments made towards these commitments totaled $303.3 million (excluding $28.2 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for the remaining $73.6 million unpaid cost of these LNG carriers. As at March 31, 2008, the remaining payments required to be made under these contracts were $37.6 million (2008) and $36.0 million (2009). Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time-charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company's ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier.

b) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or *RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the second quarter of 2008. The Company has entered into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time-charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000-cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company's 40% portion is $400.7 million), excluding capitalized interest. As at March 31, 2008, payments made towards these commitments by the joint venture company totaled $801.3 million (of which the Company's 40% contribution was $320.5 million), excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $200.3 million unpaid cost of these LNG carriers (including the joint venture partner's 60% share). These remaining payments are due in 2008. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company's ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which occurred on May 6, 2008.

The Company has a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In connection with this award, the consortium has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $921.4 million (of which the Company's 33% portion is $304.1 million), excluding capitalized interest. As at March 31, 2008, payments made towards these commitments by the joint venture company totaled $106.0 million (of which the Company's 33% contribution was $35.0 million), excluding capitalized interest and other miscellaneous construction costs. As at March 31, 2008, the remaining payments required to be made under these contracts were $90.6 million (2009), $113.2 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels.

c) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (or the *VIP*) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the *Economic Profit*); and (b) market value added from 2001 to 2010 (or the *MVA*). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company's annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

Under the terms of the VIP, an interim award may only be made to VIP participants in 2008 and the final award may only be made in 2011. During March 2008, the 2008 interim award, with a value of $13.3 million, was paid to participants in the form of 328,600 restricted stock units. These restricted stock units vest in three equal amounts in November 2008, November 2009 and November 2010. Each restricted stock unit is equal in value to one share of the Company's Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. At least 50 percent of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions to the award pool each quarter are accrued when incurred. The estimated MVA contributions are accrued on a straight-line basis from the date of the VIP approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the MVA contribution are accrued on a straight-line basis until December 31, 2010. During the three months ended March 31, 2008 and 2007, the Company accrued $2.3 million and $1.4 million, respectively, of VIP contributions, which are included in general and administrative expense.

d) Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(all tabular amounts stated in thousands of U.S. dollars, except share data)

10. Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157* (FSP 157-2), the Company will defer the adoption of SFAS No. 157 for its non-financial assets and non-financial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company's fair value measurements.

SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at March 31, 2008 Asset / (Liability) $	Level 1 $	Level 2 $	Level 3 $
Interest rate swap agreements (1)	(268,125)	-	(268,125)	-
Foreign currency forward contracts (1)	35,664	-	35,664	-
Interest rate swaptions (1)	(6,333)	-	(6,333)	-
Bunker fuel swap contracts (1)	(706)	-	(706)	-
Freight forward agreements (1)	6,715	-	6,715	-
Marketable securities(2)	33,894	33,894	-	-

(1) The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices, spot market rates for vessels, and the current credit worthiness of the swap counterparties.

(2) The fair value of the Company's marketable securities is the quoted market price as at the reporting date.

11. Vessel Sales

During March 2008, the Company sold one Handysize product tanker. During March 2008, the Company entered into an agreement to sell a second Handysize product tanker which was delivered in April 2008, and which is presented on the March 31, 2008 balance sheet as vessel held for sale. During March 2008, the Company also entered into an agreement to sell a third vessel upon the expiration of its current time charter, which is expected to be during September 2008. All three vessels are part of the Company's spot tanker segment.

12. Restructuring charge and Other – net

	Three Months Ended March 31	
	2008 $	2007 $
Equity loss from joint ventures	(3,609)	(1,595)
Gain on sale of marketable securities	2,708	1,817
Loss on bond repurchase	(598)	-
Income tax (expense) recovery	(2,726)	4,082
Volatile organic compound emission plant lease income	2,570	2,773
Miscellaneous income (expense)	751	(413)
Other – net	(904)	6,664

During the three months ended March 31, 2008, the Company incurred restructuring charges of $1.5 million relating to costs incurred to change the crew of the *Samar Spirit* from Australian crew to International crew. The Company does not expect to incur any additional restructuring cost relating to this change in operations.

13. Comprehensive Income (Loss)

	Three Months Ended March 31,	
	2008	2007
	$	$
Net income	15,178	76,375
Other comprehensive income:		
Unrealized (loss) gain on marketable securities	(5,833)	7,853
Reclassification adjustment for gain on sale of marketable securities	(2,708)	(1,759)
Net effect from qualifying cash flow hedging instruments	(122,606)	12,043
Comprehensive (loss) income	(115,969)	94,512

As at March 31, 2008 and December 31, 2007, the Company's accumulated other comprehensive loss consisted of the following components:

	March 31, 2008	December 31, 2007
	$	$
Unrealized loss on derivative instruments	(227,758)	(105,152)
Minimum pension liability	(6,278)	(6,278)
Unrealized (loss) gain on marketable securities	(1,216)	7,325
	(235,252)	(104,105)

14. Derivative Instruments and Hedging Activities

a) Hedges

With the exception of certain freight forward agreements discussed in note 14(b) below, the Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. These foreign exchange forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is recorded within operating expenses, based on the nature of the expense being hedged.

As at March 31, 2008, the Company was committed to the following foreign exchange contracts for the forward purchase of foreign currency:

	Contract amount in foreign currency (millions)	Average forward rate	Expected maturity		
			2008	2009	2010
			(in millions of U.S. Dollars)		
Norwegian Kroner:	1,280.7	6.04	$132.6	$74.6	$5.0
Euro:	15.8	0.71	$18.1	$4.1	-
Canadian Dollar:	47.8	1.02	$32.4	$14.7	-
British Pounds:	30.0	0.51	$37.6	$18.9	$1.9
Australian Dollar:	3.1	1.24	$2.5	-	-
Singapore Dollar:	3.6	1.38	$2.6	-	-

In addition, certain of the Company's forward contracts obligate the Company to enter into forward purchase contracts for approximately Norwegian Kroner 90.0 million at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the discretion of the counterparty during 2008.

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company's exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating-rate interest for a receipt of fixed interest in order to hedge the variability of interest income on its restricted cash deposits. The Company's interest rate swaps are designated as cash flow hedges and mature over various periods through 2037. The net gains or losses on the swaps have been reported in a separate component of accumulated other comprehensive loss, in the accompanying consolidated balance sheets to the extent the hedges are effective. The amount recorded in accumulated other comprehensive loss will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

As at March 31, 2008, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company's floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

(all tabular amounts stated in thousands of U.S. dollars, except share data)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:					
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	500,107	(26,029)	28.8	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,038,989	(230,239)	7.7	5.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	938,536	(60,436)	18.3	5.3
LIBOR-Based Restricted Cash Deposit:					
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	480,073	23,308	28.8	4.8
EURIBOR-Based Debt:					
Euro-denominated interest rate swaps (4) (5)	EURIBOR	476,393	25,271	16.2	3.8

(1) Excludes the margins the Company pays on its variable-rate debt, which at of March 31, 2008 ranged from 0.3% to 1.00%

(2) Principal amount reduces quarterly.

(3) Inception dates of swaps are 2008 ($30.0 million), 2009 ($408.5 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4) Principal amount reduces monthly to 70.1 million Euros ($110.6 million) by the maturity dates of the swap agreements.

(5) Principal amount is the U.S. Dollar equivalent of 302.4 million Euro.

During May 2006, the Company sold two swaptions for $2.4 million. The Company has not applied hedge accounting to these instruments and they have been recorded at fair value. These options, if exercised, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company's floating-rate debt will be swapped with fixed-rate obligations. The terms of these swaptions are as follows:

Interest Rate Index	Principal Amount (1) $	Start date	Remaining Term (years)	Fixed Interest Rate (%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	117,188	May 15, 2008	11.0	4.0

(1) Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($117.2 million).

In order to reduce variability in revenues from fluctuations in certain spot market rates, the Company has entered into forward freight agreements (*FFAs*) and synthetic time-charters (*STCs*). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus hedging a portion of the Company's exposure to the spot market rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot market by taking the short position in a long-term FFA. As at March 31, 2008, the Company had six STCs which were equivalent to 3.5 Suezmax vessels. As at March 31, 2008, the FFAs, which include STCs, had an aggregate notional value of $65.7 million, which is an aggregate of both long and short positions, and a net fair value of $6.4 million. The FFAs, which include STCs, expire between April 2008 and September 2009. The Company has designated these contracts, except three STCs, as cash flow hedges. Net gains and losses from FFAs and STCs are recorded within revenues in the consolidated statements of income.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at March 31, 2008, the Company was committed to contracts totalling 20,430 metric tonnes with a weighted-average price of $395.9 per tonne and a fair value of ($0.7) million. The fuel swap contracts expire between April and December 2008.

The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign exchange forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are currently rated A or better by Standard & Poor's or Aa3 by Moody's. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Changes in the fair value of derivatives in economic hedges are recognized in earnings. To the extent the cash flow hedges are effective, changes in the fair value of the Company's derivatives in cash flow hedges are recognized in other comprehensive income. The ineffective portion of these derivative instruments is presented as interest expense and foreign exchange gain (loss). During the three months ended March 31, 2008 and 2007, the Company recognized a net loss of $1.3 million and a net gain of $0.1 million, respectively, relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts.

b) Other Derivatives

The Company uses FFAs in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within strictly defined limits. Historically, the Company has used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. The Company believes that it can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at March 31, 2008, the Company was committed to non-hedge-related FFAs totaling 5.9 million metric tonnes with a notional principal amount of $65.2 million and a fair value of $0.3 million. These FFAs expire between April 2008 and December 2008.

(all tabular amounts stated in thousands of U.S. dollars, except share data)

15. Earnings Per Share

	Three Months Ended March 31, 2008 $	2007 $
Net income available for common stockholders	15,178	76,375
Weighted average number of common shares	72,644,397	73,129,585
Dilutive effect of employee stock options and restricted stock awards	790,770	1,415,580
Common stock and common stock equivalents	73,435,167	74,545,165
Earnings per common share:		
- Basic	0.21	1.04
- Diluted	0.21	1.02

For the three months ended March 31, 2008 and 2007, the anti-dilutive effect of 2.7 million shares and 1.4 million shares, respectively, attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.

16. Subsequent Events

During April 2008, the Company's subsidiary, Teekay LNG Partners L.P. (or *Teekay LNG*) completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of $143.75 million. Subsequently on May 8, 2008, the underwriters exercised 50 percent, or 375,000 common units, of their 30-day over-allotment option resulting in an additional $10.8 million in gross proceeds to Teekay LNG.

Concurrent with the public offering, the Company acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, Teekay LNG has raised gross equity proceeds of $208.7 million (including the general partner's proportionate capital contribution), and the Company's ownership of Teekay LNG has been reduced from 63.7 percent to 57.7 percent (including its 2 percent general partner interest).

The total net proceeds from the offering of approximately $202.5 million were used to reduce amounts outstanding under Teekay LNG's revolving credit facilities which were, and will be used to fund the acquisitions of the interests in the Kenai and RasGas 3 LNG carriers from Teekay Corporation.

17. Change in Accounting Estimate

Because of an increase in steel prices and scrap values for vessels, the Company has increased the estimated residual value of certain of its vessels. As a result, depreciation and amortization expense has decreased by $3.3 million and net income has increased by $3.3 million, or $0.05 per share for the three months ended March 31, 2008.

ITEM 2 -   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

OVERVIEW

We are a leading provider of international crude oil and petroleum product marine transportation services. Over the past five years, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the "Marine Midstream" sector. This transformation has included the expansion into the liquefied natural gas (or *LNG*) shipping sector through our publicly-listed subsidiary, Teekay LNG Partners L.P. (or *Teekay LNG*), and further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary, Teekay Offshore Partners L.P. (or *Teekay Offshore*), and through our acquisition of a 65% interest in Teekay Petrojarl AS (or *Petrojarl*). With a fleet of over 200 vessels, offices in 22 countries and approximately 6,300 seagoing and shore-based employees, we provide comprehensive marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Our goal is to create the industry's leading asset management company, focused on the Marine Midstream space.

SIGNIFICANT DEVELOPMENTS IN 2008

Strategic Transaction with ConocoPhillips

In January 2008, we entered into a multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips' rights in six double-hull Aframax tankers. Of the six Aframax tankers acquired, two are owned and four are bareboat chartered-in from third parties for periods ranging from five to ten years. The total cost of the transaction was $83.8 million. Two of the Aframax tankers have been chartered back to ConocoPhillips for a period of five years. Commencing in the second quarter of 2008, we have also chartered to ConocoPhillips a Very Large Crude Carrier, or VLCC, for three years and two of our Medium Range product tankers for five years.

Sale of LNG Vessels to Teekay LNG

In accordance with existing agreements, in April 2008, we sold two 1993-built LNG vessels to Teekay LNG for $230.0 million and chartered them back for ten years with three five-year option periods. We acquired these vessels in December 2007 from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska's Kenai LNG plant to Japan. The vessels have been time-chartered back to the joint venture until April 2009 with charterer's option to extend the contracts up to an additional seven years. We believe that these specialized vessels will provide us with the prospect of a new service offering following the completion of the Kenai project such as delivering partial cargoes at multiple ports or as a potential project vessel such as serving as a floating offshore re-gasification or production facility, subject to conversion.

Sale of RasGas 3 LNG Vessels to Teekay LNG

On May 6, 2008, the first of four newbuilding carriers (the *RasGas 3 LNG Carriers*) delivered that will service expansion of an LNG project in Qatar. Based on a November 1, 2006 agreement that Teekay LNG entered into with us, upon delivery of that vessel, we sold to Teekay LNG our 100% interest in Teekay Nakilat (III) Holdings Corporation (or *Teekay Nakilat (III)*), which owns a 40% interest in Teekay Nakilat (III) Corporation (or *RasGas 3 Joint Venture*), in exchange for a non-interest bearing and unsecured promissory note from Teekay LNG. The estimated purchase price of $109.1 million is subject to refinement upon determination of the final construction costs of all four LNG carriers.

Sale of Suezmax Tankers to Teekay Tankers

During April 2008, we sold two Suezmax tankers to our subsidiary Teekay Tankers Ltd. (or *Teekay Tankers*) for a total cost of $186.9 million. In connection with an existing agreement, Teekay will offer to Teekay Tankers by July 2009 the opportunity to purchase up to an additional two Suezmax-class oil tankers.

Public Offering by Teekay LNG Partners L.P.

During April 2008, Teekay LNG completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of $143.75 million. Subsequently on May 8, 2008, the underwriters exercised 50 percent, or 375,000 common units, of their 30-day over-allotment option resulting in an additional $10.8 million in gross proceeds to Teekay LNG.

Concurrent with the public offering, we acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, Teekay LNG has raised gross equity proceeds of $208.7 million (including the general partner's proportionate capital contribution), and our ownership of Teekay LNG has been reduced from 63.7 percent to 57.7 percent (including our 2 percent general partner interest).

The total net proceeds from the offering of approximately $202.5 million were used to reduce amounts outstanding under Teekay LNG's revolving credit facilities which were, and will be used to fund the acquisitions of the interests in the Kenai and RasGas 3 LNG carriers.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in Item 5. "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2007. In accordance with United States generally accepted accounting principles (or *GAAP*), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated "time-charter equivalent" (or *TCE*) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and floating production, storage and offloading (or FPSO) service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four segments: the offshore segment, the fixed-rate segment, the liquefied gas segment and the spot tanker segment. Please read Item 1 – Financial Statements: Note 2 – Segment Reporting.

Offshore Segment

Our offshore segment includes our shuttle tankers, FPSO units, and floating storage and offtake (or *FSO*) units. The offshore segment has four shuttle tankers under construction. Please read Item 1 – Financial Statements: Note 9 – Commitments and Contingencies. We took delivery of one FPSO during February 2008 and acquired one shuttle tanker during March 2008. We use the vessels in this segment to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of shuttle tankers and FPSO units in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our offshore segment's operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,		
	2008	2007	% Change
Revenues	258,788	248,875	4.0
Voyage expenses	38,901	28,726	35.4
Net revenues	219,887	220,149	(0.1)
Vessel operating expenses	86,353	62,714	37.7
Time-charter hire expense	35,475	41,317	(14.1)
Depreciation and amortization	46,074	45,722	0.8
General and administrative [(1)]	27,682	25,506	8.5
Income from vessel operations	24,303	44,890	(45.9)
Calendar-Ship-Days			
Owned Vessels	3,342	3,060	9.2
Chartered-in Vessels	1,002	1,163	(13.8)
Total	4,344	4,223	2.9

(1)   Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the offshore segment based on estimated use of corporate resources).

The average fleet size of our offshore segment (including vessels chartered-in) increased for the three months ended March 31, 2008, compared to the same period last year, primarily due to:

· the delivery of a new FPSO unit in February 2008 (or the *FPSO Delivery*);

· the transfer of the *Navion Saga* from the fixed-rate segment to the offshore segment in connection with the completion of its conversion to an FSO unit in May 2007; and

· the delivery of two new shuttle tankers, the *Navion Bergen* and the *Navion Gothenburg*, in April and July 2007, respectively (collectively, the *Shuttle Tanker Deliveries*);

partially offset by

· a decline in the number of chartered-in shuttle tankers; and

· the sale of a 1987-built shuttle tanker in May 2007 (or the *Shuttle Tanker Disposition*).

Net Revenues. Net revenues decreased for the three months ended March 31, 2008 compared to the same period in 2007, primarily due to:

· a decrease of $5.2 million from the amortization of contract value liability relating to FPSO service contracts (as discussed below), which was recognized on the date of the acquisition of Petrojarl in 2006 and adjusted in the second quarter of 2007;

· a decrease of $4.9 million in shuttle tanker revenue due to an increased number of scheduled drydockings and unexpected repairs performed during the three months ended March 31, 2008, compared to the same period last year;

· a relative decrease of $4.3 million due to a shuttle tanker serving as a temporary floating storage unit during the three months ended March 31, 2007, at rates that were higher than the rates earned while employed as a shuttle tanker;

· a decrease of $3.4 million in shuttle tanker revenue due to fewer revenue days for shuttle tankers servicing contracts of affreightment in the conventional spot market during the three months ended March 31, 2008, compared to the same period last year;

· a decrease of $2.2 million in shuttle tanker revenue due to customer performance claims under the terms of charter party agreements; and

· a decrease of $1.7 million in FPSO revenue due to lower net production volumes and increased downtime during the three months ended March 31, 2008 compared to the same period last year;

partially offset by

· an increase of $7.6 million from the transfer of the *Navion Saga* to the offshore segment;

· an increase of $6.8 million from the FPSO Delivery; and

· an increase of $5.6 million from the Shuttle Tanker Deliveries.

As part of our acquisition of Petrojarl, we assumed certain FPSO service contracts that have terms that are less favourable than prevailing market terms at the time of the acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts, on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three months ended March 31, 2008 and 2007 was $18.3 million and $23.5 million, respectively. Please read Item 1 – Financial Statements: Note 4 – Goodwill, Intangible Assets and In-Process Revenue Contracts.

Vessel Operating Expenses. Vessel operating expenses increased during the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

· an increase of $7.0 million primarily due to weakening of the U.S. Dollar compared to other major currencies;

· an increase of $5.6 million from increases in crew manning and repairs and maintenance costs;

· an increase of $5.3 million from the FPSO Delivery; and

· an increase of $2.6 million relating to the transfer of the *Navion Saga* to the offshore segment.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to a net decrease in the number of vessels chartered-in.

Depreciation and Amortization. Depreciation and amortization expense for the three months ended March 31, 2008, remained substantially unchanged compared to the same period in 2007, primarily due to:

· an increase of $2.5 million relating to the transfer of the *Navion Saga* to the offshore segment; and

· an increase of $1.7 million from the Shuttle Tanker Deliveries;

partially offset by

· a decrease of $4.1 million from the refinement of preliminary estimates of fair value assigned to certain assets acquired as a result of the acquisition of Petrojarl.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time-charters.

The following table presents our fixed-rate tanker segment's operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,		
	2008	**2007**	**% Change**
Revenues	60,815	44,589	36.4
Voyage expenses	680	560	21.4
Net revenues	60,135	44,029	36.6
Vessel operating expenses	16,370	11,690	40.0
Time-charter hire expense	11,720	3,837	205.4
Depreciation and amortization	9,673	8,468	14.2
General and administrative [(1)]	5,667	4,476	26.6
Restructuring charge	1,500	-	-
Income from vessel operations	15,205	15,558	(2.3)
Calendar-Ship-Days			
Owned Vessels	1,453	1,350	7.6
Chartered-in Vessels	630	179	252.0
Total	2,083	1,529	36.2

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased for the three months ended March 31, 2008, compared to the same period last year, primarily due to:

· the acquisition of two Suezmax tankers from OMI on August 1, 2007 (collectively, the *OMI Acquisition*);

· the addition of two new chartered-in Aframax tankers in January 2008 as part of the multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips' rights in six double-hull Aframax tankers (collectively, the *ConocoPhillips Acquisition*);

· the delivery of two new Aframax tankers during January and March 2008 (collectively, the *Aframax Deliveries*); and

· the transfer of one Aframax tanker, on a net basis, from the spot tanker segment in 2007 upon commencement of long-term time-charters (the *Aframax Transfers*).

Net Revenues. Net revenues increased for the three months ended March 31, 2008, compared to the same period last year, primarily due to:

· an increase of $5.8 million from the Aframax Transfers;

· an increase of $5.8 million from the OMI Acquisition;

· an increase of $4.3 million from the ConocoPhillips Acquisition; and

· an increase of $1.2 million from the Aframax Deliveries.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2008, compared to the same period last year, primarily due to:

· an increase of $2.0 million form the ConocoPhillips Acquisition;

· an increase of $1.0 million in crew manning expenses;

· an increase of $0.6 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the period compared to the same period last year (a majority of our vessel operating expenses on five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew: our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

· an increase of $0.5 million from the Aframax Deliveries; and

· an increase of $0.5 million from the OMI Acquisition;

partially offset by

· a decrease of $0.3 million from the Aframax Transfers.

Time-Charter Hire Expense. Time-charter hire expense increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

· an increase of $3.1 million from the Aframax Transfers;

· an increase of $2.4 million from the OMI Acquisition; and

· an increase of $1.8 million from the ConocoPhillips Acquisition.

Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2008, compared to the same period last year, primarily due to the OMI Acquisition.

Restructuring Charges. We incurred restructuring charges of $1.5 million during the three months ended March 31, 2008 relating to costs incurred to change the crew of the Samar Spirit from Australian crew to International crew. We do not expect to incur any additional restructuring cost relating to this change in operations.

Liquefied Gas Segment

Our liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. We accepted delivery of one new LNG carrier during May 2008. In addition we have five LNG carriers under construction that are scheduled for delivery between June 2008 and January 2009, four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and two multigas carriers under construction that are scheduled for delivery between late 2008 and mid-2009. We also have three LPG carriers under construction that are scheduled for delivery between October 2008 and July 2009. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 1 – Financial Statements: Note 9(a) – Commitments and Contingencies – Vessels Under Construction. and Note 9(b) - Commitments and Contingencies – Joint Ventures.

The following table presents our liquefied gas segment's operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels and vessels under capital lease for our liquefied gas segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,		
	2008	**2007**	**% Change**
Revenues	56,132	37,477	49.8
Voyage expenses	150	5	2,900.0
Net revenues	55,982	37,472	49.4
Vessel operating expenses	11,623	6,458	80.0
Depreciation and amortization	14,195	10,794	31.5
General and administrative [(1)]	5,611	5,199	7.9
Income from vessel operations	24,553	15,021	63.5
Calendar-Ship-Days			
Owned Vessels and Vessels under Capital Lease	910	662	37.5

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).

The increase in the average fleet size of our liquefied gas segment was primarily due to the acquisition of two 1993-built LNG vessels during December 2007 (collectively the *Kenai LNG Carriers*) and the delivery of two new LNG carriers in January and February 2007 (collectively the *2007 RasGas II Deliveries*).

Net Revenues. Net revenues increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

· an increase of $10.2 million from the acquisition of the Kenai LNG Carriers;

· an increase of $5.9 million from the 2007 RasGas II Deliveries; and

· an increase of $2.9 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by

· a decrease of $0.5 million due to the *Catalunya Spirit* being off-hire for 5.5 days during the first quarter of 2008 for unscheduled repairs.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

· an increase of $3.0 million from the acquisition of the Kenai LNG Carriers;

· an increase of $1.0 million from the 2007 RasGas II Deliveries; and

· an increase of $0.6 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

· an increase of $2.7 million from the acquisition of the Kenai LNG Carriers; and

· an increase of $0.7 million from the 2007 RasGas II Deliveries.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We also have ten Suezmax tankers under construction which are scheduled to be delivered between June 2008 and August 2009 and are expected to be included in this segment. We consider contracts that have an original term of less than three years in duration to be short term. Substantially all of our conventional Aframax, Suezmax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment.

Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker segment's operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,		
	2008	2007	% Change
Revenues	360,656	247,454	45.7
Voyage expenses	128,992	89,648	43.9
Net revenues	231,664	157,806	46.8
Vessel operating expenses	31,097	16,579	87.6
Time-charter hire expense	97,726	53,347	83.2
Depreciation and amortization	27,765	14,279	94.4
General and administrative [(1)]	28,711	23,616	21.6
Gain on sale of vessels	(496)	-	-
Income from vessel operations	46,861	49,985	(6.2)
Calendar-Ship-Days			
Owned Vessels	3,627	2,568	41.2
Chartered-in Vessels	4,243	2,609	62.6
Total	7,870	5,177	52.0

(1)   Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).

The average fleet size of our spot tanker fleet (including vessels chartered-in) increased for the three months ended March 31, 2008, compared to the same period last year, primarily due to:

· the acquisition of 12 vessels from OMI Corporation on August 1, 2007 (collectively, the *OMI Acquisition*);

· the addition of two owned and two chartered-in Aframax tankers in January 2008 as part of the multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips' rights in six double-hull Aframax tankers (collectively, the *ConocoPhillips Acquisition*);

· the delivery of two new Large product tankers in February and May 2007 (or the *Spot Tanker Deliveries*); and

· a net increase in the number of chartered-in vessels, primarily Aframax and product tankers.

In addition, during April 2007 we sold and leased back two older Aframax tankers and during July 2007 we sold and leased back one Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar-ship-days for our chartered-in vessels.

Tanker Market and TCE Rates.

During the first quarter of 2008, spot tanker freight rates strengthened from the previous quarter primarily driven by growing tanker demand, limited fleet growth, and increasing discrimination against single-hull tankers. Early in the second quarter of 2008, freight rates for crude tankers experienced a considerable counter seasonal increase and have thus far averaged above those experienced during the first quarter of 2008. The strength of the spot tanker markets is being driven primarily by higher volumes of crude imports into China (up approximately 15 percent from the prior year), which in turn is driving higher volumes of ton-mile intensive Atlantic to Pacific crude oil movements.

In its May 2008 report, the International Energy Agency (or *IEA*) estimated 2008 oil demand growth of 1.0 million barrels per day (mb/d), a 1.2 percent increase from 2007. Nearly all of the growth in global oil demand in 2008 is expected to originate from energy intensive developing economies which have so far been only marginally affected by the economic slowdown in the United States.

The trend of tanker sales for conversion to offshore units and dry bulk vessels continues to dampen tanker supply growth. In addition, record-high scrap steel prices have led to an increase in oil tankers being sold for demolition. We expect that the removal of these tankers will help keep tanker supply and demand balanced during the remainder of 2008.

TCE rates for the vessels in our spot tanker segment primarily depend on global oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our exposure to the tanker spot market, any fluctuations in TCE rates affect our revenues and earnings.

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for the three months ended March 31, 2008 and 2007.

| | Three Months Ended | | | | | |
| | March 31, 2008 | | | March 31, 2007 | | |
Vessel Type	Net Revenues ($000's)	Revenue Days	TCE Rate $	Net Revenues ($000's)	Revenue Days	TCE Rate $
Spot Fleet [1]						
Suezmax Tankers [2]	25,273	553	45,672	12,308	242	50,860
Aframax Tankers [2]	134,412	3,708	36,253	101,778	2,678	38,006
Large/Medium Product Tankers [2]	29,273	1,062	27,585	21,014	859	24,470
Small Product Tankers [2]	12,399	902	13,745	14,351	896	16,017
Time-Charter Fleet [1]						
Suezmax Tankers [2]	18,793	668	28,138	4,970	182	27,307
Aframax Tankers [2]	4,510	142	31,759	-	-	-
Large/Medium Product Tankers [2]	18,525	813	22,794	7,622	261	29,171
Small Product Tankers [2]	-	-	-	-	-	-
Other [3]	(11,521)	-	-	(4,237)	-	-
Totals	231,664	7,848	29,519	157,806	5,118	30,834

(1)   Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than 1 year and gains and losses from FFAs less than 1 year and time charter fleet includes short-term time charters and fixed-rate contracts of affreightment between 1-3 years and gains and losses from synthetic time charters and FFAs between 1-3 years.

(2)   Includes realized gains and losses from STCs and FFAs.

(3)   Includes broker commissions, the cost of spot in-charter vessels servicing fixed-rate COA cargoes, unrealized gains and losses from STCs and FFAs, the amortization of in-process revenue contracts and cost of fuel while offhire.

Net Revenues. Net revenues increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

·   an increase of $51.4 million from the OMI Acquisition;

·   an increase of $25.6 million from a net increase in the number of chartered-in vessels;

·   an increase of $10.8 million from the ConocoPhillips Acquisition;

·   an increase of $5.2 million from the transfer of two Aframax tankers from the fixed-rate tanker segment in January 2008; and

·   an increase of $4.0 million from the Spot Tanker Deliveries;

partially offset by

·   a decrease of $10.2 million from a 4.3% decrease in our average TCE rate during the three months ended March 31, 2008, compared to the same period in 2007;

·   a decrease of $7.3 million from the transfer of an Aframax tanker to the offshore segment in May 2007 and the transfer of a Suezmax tanker to the fixed-rate tanker segment in December 2007;

·   a decrease of $3.1 million from the effect of STCs and FFAs, which excludes the unrealized gain (loss) of FFAs designated as cash flow hedges; and

·   a decrease of $2.0 million from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

- an increase of $6.7 million from the OMI Acquisition;

- an increase of $4.6 million from the ConocoPhillips Acquisition;

- an increase of $2.3 million from higher crew manning and repairs, maintenance and consumables costs;

- an increase of $1.3 million from the transfer of two Aframax tankers from the fixed-rate tanker segment in January 2008; and

- an increase of $1.2 million from the Spot Tanker Deliveries;

partially offset by

- a decrease of $1.4 million from the transfer of an Aframax tanker to the offshore segment in May 2007 and the transfer of a Suezmax tanker to the fixed-rate tanker segment in December 2007.

Time-Charter Hire Expense. Time-charter hire expense increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

- an increase of $18.8 million from an increase in the number of chartered-in tankers (excluding OMI and ConocoPhillips vessels) during the three months ended March 31, 2008 compared to the same period in 2007 ;

- an increase of $14.1 million from the OMI Acquisition;

- an increase of $4.3 million from the ConocoPhillips Acquisition;

- an increase of $4.2 from the increase in the average in-charter rate; and

- an increase of $3.0 million due to the sale and leaseback of the Aframax tankers during April and July 2007.

Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

- an increase of $15.6 million from the OMI Acquisition;

- an increase of $0.6 million from the ConocoPhillips Acquisition; and

- an increase of $0.5 million from the Spot Tanker Deliveries;

partially offset by

- a decrease of $2.0 million from the sale and leaseback of the Aframax tankers during April and July 2007; and

- a decrease of $1.1 million from the transfer of an Aframax tanker to the offshore segment in May 2007 and the transfer of a Suezmax tanker to the fixed-rate tanker segment in December 2007.

Other Operating Results

The following table compares our other operating results for the three months ended March 31, 2008 and 2007.

(in thousands of U.S. dollars, except percentages)	Three Months Ended March 31,		% Change
	2008	**2007**	
General and administrative	(67,671)	(58,797)	15.1
Interest expense	(87,188)	(60,383)	44.4
Interest income	18,359	16,168	13.6
Foreign exchange loss	(29,483)	(5,888)	400.7
Minority interest income (expense)	3,472	(5,640)	(161.6)
Other - net	(904)	6,664	(113.6)

General and Administrative Expenses. General and administrative expenses increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

- an increase of $6.4 million in shore-based compensation and other personnel expenses, primarily due to weakening of the U.S. Dollar compared to other major currencies and increases in headcount and compensation levels;

- an increase of $2.2 million in corporate-related expenses, including costs associated with Teekay Tankers becoming a public entity in December 2007;

- an increase of $1.8 million in fleet overhead from the timing of seafarer training initiatives and higher training activity in the LNG segment;

- an increase of $1.8 million in travel costs due to business development and other project initiatives;

partially offset by

- a decrease of $2.8 million relating to the costs associated with our equity-based compensation and long-term incentive program for management (please read Item 1 – Financial Statements: Note 9(c) – Commitments and Contingencies – Long-Term Incentive Program).

Interest Expense. Interest expense increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

- an increase of $10.9 million from hedge ineffectiveness and the change in fair value of non-designated interest rate swaps and swaptions (please read Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities);

- an increase of $8.6 million relating to the increase in debt used to finance our acquisition of 50% of OMI; and

- an increase of $3.4 million due to additional debt drawn under long-term revolving credit facilities and term loans relating to the Shuttle Tanker Deliveries, the Aframax Deliveries, the Spot Tanker Deliveries and other investing activities.

Interest Income. Interest income increased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

- increases of $1.4 million resulting from interest-bearing loans we made to a 50% joint venture between us and TORM, which were used during the second quarter of 2007, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI; and

- an increase of $1.4 million relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;

partially offset by

- a decrease of $0.7 million relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II LNG Carriers (please read Item 1 – Financial Statements: Note 7 – Capital Leases and Restricted Cash).

Foreign Exchange Gains (Losses). The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

We have entered into foreign exchange forward contracts which are economic hedges of vessel operating expenses and general and administrative expenses, however, certain of these forward contracts have not been designated as cash flow hedges pursuant to United States generally accepted accounting principles. As a result, gains and losses from these undesignated contracts are reflected in foreign exchange gains (losses). During the three months ended March 31, 2008, a foreign exchange gain of $4.7 million relating to these undesignated forward contracts was recorded.

Minority Interest (Expense) Income. Minority interest expense decreased for the three months ended March 31, 2008, compared to the same period in 2007, primarily due to:

- a decrease of $9.6 million resulting from a decrease in earnings from Teekay LNG which was primarily the result of unrealized foreign exchange losses attributable to the revaluation of its Euro-denominated term loans;

- a decrease of $3.6 million resulting from a decrease in earnings from Teekay Offshore and certain of our shuttle tanker joint ventures, which was primarily the result of increasing operating costs due to general wage escalations, and an increase in repairs and maintenance performed for certain vessels during the three months ended March 31, 2008, compared to the same period last year; and

- a decrease of $3.3 million resulting from a decrease in earnings from Petrojarl, which was primarily the result of higher operating costs;

partially offset by

- an increase of $6.5 million from the initial public offering of Teekay Tankers in December 2007.

Other Income (Net). Other loss (net) was $0.9 million for the three months ended March 31, 2008 compared to other income (net) of $6.7 million for the three months ended March 31, 2007. This change of $7.6 million was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains for the three months ended March 31, 2008.

Net Income. As a result of the foregoing factors, net income was $15.2 million for the three months ended March 31, 2008, compared to $76.4 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at March 31, 2008, our total cash and cash equivalents was $555.7 million, compared to $442.7 million as at December 31, 2007. Our total liquidity, including cash and undrawn credit facilities, was $1.7 billion as at March 31, 2008 and December 31, 2007.

Our spot market operations contribute to the volatility of our net operating cash flow, and, thus, our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at March 31, 2008, we had $383.8 million of scheduled debt repayments coming due within the following twelve months. We believe that our working capital is sufficient for our present short-term liquidity requirements.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of debt and equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Excluding the three LPG carriers to be delivered between October 2008 and July 2009 and the four vessels to be constructed and delivered between 2011 and 2012 for the Angola LNG project, pre-arranged debt facilities were in place as at March 31, 2008 for all of our remaining capital commitments relating to our portion of newbuildings currently on order. Our pre-arranged debt facilities do not include our undrawn credit facilities. We regularly consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.

As at March 31, 2008, our revolving credit facilities provided for borrowings of up to $3.6 billion, of which $1.1 billion was undrawn. The amount available under these revolving credit facilities decreases by $163.2 million (remainder of 2008), $188.5 million (2009), $196.0 million (2010), $781.6 million (2011), $214.1 million (2012) and $2,090.1 million (thereafter). Our revolving credit facilities are collateralized by first-priority mortgages granted on 62 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries. Please read Item 1 – Financial Statements: Note 6 – Long-Term Debt.

Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 37 of our vessels, together with other related collateral, and are generally guaranteed by Teekay or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at March 31, 2008, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at March 31, 2008, this amount was $322.7 million. We were in compliance with all loan covenants at March 31, 2008.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 – Quantitative and Qualitative Disclosures About Market Risk.

<u>Cash Flows</u>

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

| | Three Months Ended March 31, | |
	2008 ($000's)	2007 ($000's)
Net operating cash flows	72,993	81,223
Net financing cash flows	266,929	269,239
Net investing cash flows	(226,922)	(323,662)

Operating Cash Flows

The decrease in net operating cash flow mainly reflects a decrease in net operating cash flows generated by our offshore segment, which was primarily the result of an increase in crew manning costs and vessel repair costs, and an increase in distributions to minority owners, partially offset by a decrease in expenditures for drydockings and a decrease in non-cash working capital.

Financing Cash Flows

During the three months ended March 31, 2008, our proceeds from long-term debt, net of repayments, were $311.6 million. We used a majority of these funds to finance our expenditures for vessels and equipment, which are explained in more detail below.

During March 2008, we repurchased 0.5 million of our common stock for $20.5 million, or an average cost of $41.09 per share, pursuant to previously announced share repurchase programs. Please read Item 1 – Financial Statements: Note 8 – Capital Stock.

Dividends paid during the three months ended March 31, 2008 were $20.0 million, or $0.2750 per share. We have paid a quarterly dividend since 1995. We increased our quarterly dividend during each of the last four years from $0.125 per share in 2003 to $0.2750 per share during the fourth quarter of 2007. Subject to financial results and declaration by our board of directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.

Investing Cash Flows

During the three months ended March 31, 2008, we:

· incurred capital expenditures for vessels and equipment of $178.7 million, primarily for shipyard construction installment payments on our newbuilding Suezmax tankers, Aframax tankers, shuttle tankers and LNG carriers and for costs to convert a conventional tanker to an FPSO unit;

· acquired two Aframax tankers for a total cost of approximately $72.5 million as part of the multi-vessel transaction with ConocoPhillips;

· acquired a shuttle tanker for a total cost of $41.7 million; and

· received proceeds of $36.6 million from the sale of a Handysize product tanker.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2008:

In millions of U.S. Dollars	Total	Remainder of 2008	2009 and 2010	2011 and 2012	Beyond 2012
U.S. Dollar-Denominated Obligations:					
Long-term debt [1]	4,773.6	316.1	716.7	1,190.6	2,550.2
Chartered-in vessels (operating leases)	1,239.6	373.3	535.8	243.6	86.9
Commitments under capital leases [2]	230.6	129.7	16.9	84.0	-
Commitments under capital leases [3]	1,091.1	18.0	48.0	48.0	977.1
Newbuilding installments [4]	1,068.7	350.8	554.7	163.2	-
Asset retirement obligation	41.5	-	-	-	41.5
Total U.S. Dollar-denominated obligations	8,445.1	1,187.9	1,872.1	1,729.4	3,655.7
Euro-Denominated Obligations: [5]					
Long-term debt [6]	476.4	9.4	27.6	258.2	181.2
Commitments under capital leases [2] [7]	223.4	38.5	82.8	102.1	-
Total Euro-denominated obligations	699.8	47.9	110.4	360.3	181.2
Total	9,144.9	1,235.8	1,982.5	2,089.7	3,836.9

(1)   Excludes expected interest payments of $137.7 million (balance of 2008), $337.7 million (2009 and 2010), $233.0 million (2011 and 2012) and $342.3 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 1.0% at March 31, 2008 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)   Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2008 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $37.3 million to $40.7 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 – Financial Statements: Note 7 – Capital Leases and Restricted Cash.

(3)   Existing restricted cash deposits of $489.8 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)   Represents remaining construction costs (including the joint venture partner's 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs) for four shuttle tankers, ten Suezmax tankers, three LPG carriers, two LNG carriers and one product tanker. Please read Item 1 – Financial Statements: Note 9 – Commitments and Contingencies – Vessels Under Construction.

(5)   Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2008.

(6)   Excludes expected interest payments of $17.7 million (balance of 2008), $45.4 million (2009 and 2010), $25.0 million (2011 and 2012) and $65.5 million (beyond 2012). Expected interest payments are based on EURIBOR plus margins that ranged up to 0.66% at March 31, 2008, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2008. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(7)   Existing restricted cash deposits of $196.0 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

In addition, we have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at March 31, 2008, the remaining commitments, excluding capitalized interest and other miscellaneous construction costs, on these vessels totaled $200.3 million, of which our share is $80.1 million. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire our ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier, which occurred on May 6, 2008. Please read Item 1 – Financial Statements: Note 9 – Commitments and Contingencies – Joint Ventures.

We also have a 33% interest in a consortium that has entered into agreements for the construction of four LNG carriers. As at March 31, 2008, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $815.3 million, of which our share is $269.1 million. Please read Item 1 – Financial Statements: Note 9 – Commitments and Contingencies – Joint Ventures.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in Item 5. "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2008 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

- · our future growth prospects;

- · tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates;

- · the belief that the OMI acquisition will improve the utilization of certain of our existing vessels;

- · the sufficiency of working capital for short-term liquidity requirements;

- · future capital expenditure commitments and the financing requirements for such commitments;

- · delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time charter contracts;

- · the adequacy of restricted cash deposits to fund capital lease obligations;

- · our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs and STCs;

- · the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;

- · our ability to utilise recently acquired LNG vessels in a new service offering; and

· the growth of global oil demand.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 - **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under "Spot Market Rate Risk". Please read Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.

Our primary way of managing this exposure is to enter into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond 3 years forward.

As at March 31, 2008, we had the following foreign currency forward contracts:

	Expected maturity date				
	Remainder of 2008 Contract amount[1]	2009 Contract amount[1]	2010 Contract amount[1]	Total Contract amount[1]	Total Fair value[1]
Norwegian Kroner:	$ 132.6	$ 74.6	$ 5.0	$ 212.2	$ 33.8
Average contractual exchange rate[2]	6.16	5.83	6.05	6.04	
Euro:	$ 18.1	$ 4.1	$ -	$ 22.2	$ 2.5
Average contractual exchange rate[2]	0.71	0.70	-	0.71	
Canadian Dollar:	$ 32.4	$ 14.7	$ -	$ 47.1	$ (0.6)
Average contractual exchange rate[2]	1.02	1.01	-	1.02	
British Pounds:	$ 37.6	$ 18.9	$ 1.9	$ 58.4	$ 0.1
Average contractual exchange rate[2]	0.51	0.52	0.52	0.51	
Australian Dollar:	$ 2.5	$ -	$ -	$ 2.5	$ 0.3
Average contractual exchange rate[2]	1.24	-	-	1.24	
Singapore Dollar:	$ 2.6	$ -	$ -	$ 2.6	$ 0.0
Average contractual exchange rate[2]	1.38	-	-	1.38	

(1) Contract amounts and fair value amounts in millions of U.S. Dollars.

(2) Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at March 31, 2008, we had Euro-denominated term loans of 302.4 million Euros ($476.4 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 391.3 million NOK ($76.8 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are currently rated A or better by Standard & Poor's or Aa3 by Moody's. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2008, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

| | Expected Maturity Date | | | | | | | Fair Value | |
	Remainder of 2008	2009	2010	2011	2012	There-after	Total	Asset / (Liability)	Rate [1]
					(in millions of U.S. dollars, except percentages)				
Long-Term Debt:									
Variable Rate ($U.S.) [2]	282.8	243.0	381.6	656.8	205.1	2,239.1	4,008.4	(4,008.4)	3.6%
Variable Rate (Euro) [3] [4]	9.4	13.3	14.3	250.2	8.0	181.2	476.4	(476.4)	5.0%
Fixed-Rate Debt ($U.S.)	33.3	45.6	46.5	282.2	46.5	311.1	765.2	(711.9)	6.2%
Average Interest Rate	5.1%	5.1%	5.1%	8.1%	5.1%	5.1%	6.2%		
Capital Lease Obligations [5] [6]									
Fixed-Rate ($U.S.) [7]	123.4	3.8	3.9	80.1	-	-	211.2	(211.2)	7.4%
Average Interest Rate [8]	8.9%	5.4%	5.4%	5.5%	-	-	7.4%		
Interest Rate Swaps:									
Contract Amount ($U.S.) [6] [9] [10]	78.7	626.0	358.8	59.8	60.9	2,793.3	3,977.5	(290.7)	5.1%
Average Fixed Pay Rate [2]	5.1%	4.7%	4.9%	5.2%	5.2%	5.2%	5.1%		
Contract Amount (Euro) [4] [9]	9.4	13.3	14.3	250.2	8.0	181.2	476.4	25.3	3.8%
Average Fixed Pay Rate [3]	3.8%	3.8%	3.8%	3.8%	3.7%	3.8%	3.8%		

_____

(1)   Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2008 ranged from 0.30% to 1.00%.

(2)   Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)   Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)   Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2008.

(5)   Excludes capital lease obligations (present value of minimum lease payments) of 121.6 million Euros ($191.7 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at March 31, 2008, this amount was 124.4 million Euros ($196.0 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)   Under the terms of the capital leases for the three RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 7 – Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at March 31, 2008 totaled $489.8 million, and the lease obligations, which as at March 31, 2008 totaled $469.0 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2008, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carrier capital lease obligations and restricted cash deposits were $500.1 million and $480.1 million, ($26.0) million and $23.3 million, and 4.9% and 4.8%, respectively.

(7)   The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable. (See Item 1 – Financial Statements: Note 7 – Capital Leases and Restricted Cash.)

(8)   The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)   The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)   Includes interest rate swaps of $30.0 million, $408.5 million, $300.0 million and $200.0 million that have commencement dates of 2008, 2009, 2010 and 2011, respectively.

Commodity Price Risk

From time to time we use bunker fuel swap contracts as a hedge to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at March 31, 2008, we were committed to contracts totaling 20,430 metric tonnes with a weighted-average price of $395.9 per tonne and a fair value of ($0.7) million. The fuel swap contracts expired in between April and December 2008.

Spot Market Rate Risk

We use forward freight agreements (or *FFA*s) and synthetic time-charters (or *STC*s) as economic hedges to protect against changes in spot market rates earned by some of our vessels in our spot market segment. FFAs involve contracts to move a theoretical volume of freight at fixed rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot market by taking the short position in an FFA. As at March 31, 2008, we had six STCs, which were equivalent to 3.5 Suezmax vessels. As at March 31, 2008, we were committed to FFAs, which include STCs, with an aggregate notional principal amount (including both long and short positions) of $65.7 million and a net fair value of $6.4 million. The FFAs, which include STCs, expire between April 2008 and September 2009.

We use FFAs in non-hedge-related transactions to increase or decrease our exposure to spot market rates, within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decreases this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at March 31, 2008, we were committed to non-hedge-related FFAs totaling 5.9 million metric tonnes with a notional principal amount of $65.2 million and a fair value of $0.3 million. The FFAs expire between April 2008 and December 2008.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, "Item 3. Key Information – Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None

Item 6 – Exhibits

Exhibit 15.1 - Acknowledgement of Independent Registered Public Accounting Firm

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

- **REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;**
- **REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;**
- **REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003;**
- **REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004; AND**
- **REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 27, 2008   By: /s/ Vincent Lok
                                              Vincent Lok
                                              Executive Vice President and Chief Financial Officer
                                              (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Corporation (or *Teekay*), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities, in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan and in the Registration Statement (Form S-8 No. 333-147683) pertaining to the 2003 Equity Incentive Plan of Teekay, of our report dated May 13, 2008, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended March 31, 2008.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada,   /s/ Ernst & Young LLP
May 27, 2008   Chartered Accountants